

11000069

ACT ICA 1940
SECTION 15(a)
RULE 18f-2
PUBLIC AVAILABILITY 4/5/2011

RESPONSE OF THE OFFICE OF
INVESTMENT COMPANY REGULATION
DIVISION OF INVESTMENT MANAGEMENT

Our Ref. No. 2011-1-ICR
Nationwide Mutual Funds, et al.

Your letter dated March 30, 2011 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("Commission") against Nationwide Fund Advisors ("NFA"), the investment adviser of certain portfolios of Nationwide Mutual Funds ("NMF") and Nationwide Variable Insurance Trust ("NVIT"), or such portfolios (the "Funds") under section 15(a) of the Investment Company Act of 1940 (the "Act") or rule 18f-2 thereunder if NFA's obligation under condition 5 of an exemptive order applicable to NFA and the Funds ("Exemptive Order")[1] is met by NFA and the Funds as described below.

The Exemptive Order conditionally permits NFA, as investment adviser to the Funds, to enter into and materially amend certain investment subadvisory agreements for a Fund without Fund shareholder approval.[2] Condition 5 of the Exemptive Order (the "Information Statement Condition") requires the Fund's investment adviser to furnish Fund shareholders with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Securities Exchange Act of 1934 ("Exchange Act") within 90 days of the hiring of any new subadviser.

Rule 14c-2(d) of Regulation 14C under the Exchange Act requires registered investment companies to transmit information statements in connection with shareholder meetings (or the taking of corporate actions by written authorization or consent) to shareholders by satisfying the requirements of rule 14a-16 under the Exchange Act. Under those circumstances, rule 14a-16 requires an investment company (a) to provide its shareholders with a notice of internet availability ("Notice") of the information statement and (b) to post the information statement on an internet website so that shareholders may access it (together, the "notice and access model").

The notice and access model provides two methods for delivering information statements to shareholders. In the "notice only option," the investment company must send shareholders a Notice at least 40 calendar days before the date of the shareholder meeting or corporate action.[3] In the "full set delivery option," the investment company must send to its shareholders either (a) a Notice and an information statement or (b) an information statement into which the required

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1 *In the Matter of Nationwide Investing Foundation, et al.*, Investment Company Act Rel. Nos. 23104 (Apr. 6, 1998) (notice) and 23133 (Apr. 28, 1998) (order). The Exemptive Order provides multi-manager relief to the Funds as well as to any other open-end management investment company or series thereof that is advised by Nationwide Advisory Services, Inc. ("NASI"), the former investment adviser to NMF and NVIT, or any investment adviser controlling, controlled by, or under common control with NASI. You state that NFA is under common control with NASI. For purposes of this letter, investment advisers and investment companies and series that may rely on the Exemptive Order are included in the terms "NFA" and "Fund" respectively.

2 References to shareholders, in the case of Funds that are portfolios of NVIT or any other Fund that serves as a funding vehicle for separate accounts, refer to unit holders of the separate account(s) for which the Fund serves as a funding vehicle.

3 Rule 14a-16(a).

content of the Notice is incorporated.[4] An investment company using the full set delivery option to deliver an information statement to shareholders must send the information statement at least 20 calendar days before the meeting or corporate action.[5] Regardless of which delivery method the investment company chooses, an information statement must be posted on the website specified in the Notice, publicly accessible and free of charge, no later than the time the Notice is first sent to shareholders. An information statement must remain available on that website through the conclusion of the shareholder meeting to which it relates.[6]

You state your view that NFA and the Funds are permitted to satisfy the Information Statement Condition by using the notice and access model. You explain, however, that use of the notice and access model to satisfy the Information Statement Condition raises significant procedural issues. First, you state that the notice and access model requires delivery of the Notice (or Notice and information statement under the full set delivery option) to shareholders before the shareholder meeting described therein.[7] Second, you note that the notice only option and the full set delivery option both require that the information statement remain available on the website through the conclusion of the shareholder meeting to which it relates. You explain that the Exemptive Order relieves the Funds from holding a shareholder meeting to approve hiring a new subadviser. Accordingly, there is no shareholder meeting that establishes the date by which materials must be sent to shareholders under the notice and access model and the time period during which such materials must remain on a Fund's website.

To avoid any uncertainty about how the Information Statement Condition should be interpreted in light of the procedural issues noted above, you request our assurance that we would not recommend enforcement action to the Commission against NFA or the Funds under section 15(a) of the Act and rule 18f-2 thereunder if, solely for purposes of satisfying the requirements of the Information Statement Condition, NFA and the Funds follow the notice and access model as modified herein (the "modified notice and access procedure"). Under the modified notice and access procedure, (a) NFA will provide a notice ("Multi-manager Notice") modeled on a Notice,[8] or provide a Multi-manager Notice and information statement, to the

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4 *See* rule 14a-16(n)(2)(ii).

5 *See* rule 14c-2(b) under the Exchange Act.

6 Rule 14a-16(b)(1). We note that the Funds' information statements are filed electronically with the Commission via the EDGAR system, as required by the Exemptive Order. We remind funds that rule 14a-16(b)(4) prohibits them from using the EDGAR system as the website for purposes of complying with the rule.

7 You also state that, if the notice only option is used, rule 14a-16(j) sets forth requirements for sending paper or electronic copies of the information statement in response to a request, and that the requirements differ based on whether the request is received before or after the meeting or corporate action to which the materials relate. If the request is received prior to the conclusion of the meeting, the materials must be sent within three business days after receipt of the request, by first class mail or other reasonably prompt means (for paper copies) or email (for electronic copies). If the request is received after the conclusion of the meeting, the information statement must be sent for a year, but need not be sent within three business days or by first class mail.

8 You state that a Multi-manager Notice specifically would, among other things: (a) summarize the relevant information regarding the new subadviser; (b) inform Fund shareholders that the full

relevant Fund's shareholders no later than 90 days after it hires a new subadviser for the Fund and (b) the relevant Fund will make each information statement required to be delivered to its shareholders under the Information Statement Condition available on its website no later than the date that the Multi-manager Notice (or Multi-manager Notice and information statement) is first sent to shareholders, and will maintain the information statement on its website for a minimum of 90 days from that date.[9]

We agree that NFA and the Funds may satisfy the Information Statement Condition by following the modified notice and access procedure.[10] In addition, based on all of the facts and representations made in your letter, we would not recommend enforcement action against NFA or the Funds under section 15(a) of the Act or rule 18f-2 thereunder if NFA and the Funds meet NFA's obligation under the Information Statement Condition of the Exemptive Order as discussed above.[11] This response expresses our view on enforcement action only and does not express any legal or interpretive conclusion on the issues presented. Because our position is based upon all of the facts and representations in your letter, any different facts or representations may require a different conclusion.



Barbara T. Heussler
Senior Counsel
Office of Investment Company Regulation
April 5, 2011

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information statement is available on the Fund's website; (c) provide the website address; (d) state the time period during which the full information statement will remain available on that website; (e) provide instructions for accessing and printing the full information statement; and (f) instruct the shareholder that a paper or email copy of the full information statement may be obtained, without charge, by contacting the Fund.

9 You state that if only a Multi-manager Notice is sent pursuant to the procedures described above, similar to the notice only option, NFA or the Fund will send the materials in response to a request for a paper or electronic copy of the information statement received within one year following the date that the Multi-manager Notice is first sent to shareholders. You also represent that, for requests received within 90 days following the date that the Multi-manager Notice is first sent to shareholders, the materials will be sent within three business days after receipt of the request, by first class mail or other reasonably prompt means (for paper copies) or email (for electronic copies).

10 No assurance is given with respect to the content of information in a Notice in any circumstances other than for a Multi-manager Notice used to satisfy the Information Statement Condition.

11 The position expressed in this letter relates solely to the delivery of information statements pursuant to the Information Statement Condition of the Exemptive Order. No assurance is given with respect to the permissibility of using, and/or the requirements for using, the notice and access model for the delivery of proxy materials or information statements pertaining to any meeting of shareholders of one or more portfolios of the Funds or any other investment company whose shares are held by variable annuity and/or variable life insurance separate accounts.



Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, NW, Suite 500
Washington, DC 20036
Telephone (202) 822-9611
Fax (202) 822-0140
www.stradley.com

Lawrence P. Stadulis
LStadulis@stradley.com
202.419.8407

March 30, 2011

Elizabeth G. Osterman, Esq.
Associate Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Nationwide Mutual Funds, et al.

Dear Ms. Osterman:

We are writing on behalf of our clients, Nationwide Mutual Funds, et al., to request the assurance of the staff of the Division of Investment Management that it would not recommend enforcement action to the Securities and Exchange Commission ("Commission") against Nationwide Fund Advisors ("NFA"), the investment adviser of certain portfolios of Nationwide Mutual Funds ("NMF") and Nationwide Variable Insurance Trust ("NVIT"), or such portfolios (the "Funds") under Section 15(a) of the Investment Company Act of 1940 (the "1940 Act") or Rule 18f-2 thereunder if NFA's obligation under condition 5 of an exemptive order applicable to NFA and the Funds (the "Exemptive Order")[1] is met by NFA and the Funds as described below.

[1] *In the Matter of Nationwide Investing Foundation, et al.*, Investment Company Act Rel. Nos. 23104 (Apr. 6, 1998) (notice) and 23133 (Apr. 28, 1998) (order). NMF is formerly Nationwide Investing Foundation III, and NVIT is formerly Nationwide Separate Account Trust. NFA, the current investment adviser to NMF and NVIT, is under common control with Nationwide Advisory Services, Inc. ("NASI"), the former investment adviser to NMF and NVIT. The Exemptive Order provides multi-manager relief to the Funds as well as to any other open-end management investment company or series thereof that is advised by NASI, or any investment adviser controlling, controlled by or under common control with NASI. For purposes of this request, investment advisers and investment companies that may rely on the Exemptive Order are included in the terms "NFA" and "Funds" respectively.

I. Background

NMF, a Delaware statutory trust, is an open-end management investment company registered under the 1940 Act. NMF currently is comprised of 31 portfolios. NVIT, a Delaware statutory trust, is an open-end management investment company registered under the 1940 Act. NVIT currently is comprised of 56 portfolios. NFA serves as investment adviser to the portfolios of NMF and NVIT.

The Funds operate as multi-manager funds in reliance on the Exemptive Order, which permits NFA, as investment adviser to the Funds, to enter into and materially amend investment advisory agreements with subadvisers that are not affiliated persons, as defined in Section 2(a)(3) of the 1940 Act, of NFA, NMF or NVIT without shareholder approval. The Exemptive Order is subject to several conditions, one of which requires that, within 90 days of the hiring of any new subadviser, a Fund's investment adviser furnish that Fund's shareholders with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Securities Exchange Act of 1934 (the "1934 Act") (the "Information Statement Condition").[2] To satisfy the Information Statement Condition, NFA currently prints paper copies of information statements and mails them to Fund shareholders.[3]

II. Issue Presented

The Commission adopted amendments to certain rules under the 1934 Act in 2007 that address the electronic delivery of proxy materials, including information statements.[4] Rule 14c-2(d) of Regulation 14C under the 1934 Act requires registered investment companies to transmit information statements in connection with shareholder meetings

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[2] Condition 5 of the notice of the Exemptive Order provides: "Within 90 days of the hiring of any new Subadviser, the Adviser will furnish shareholders (or, in the case of a Fund offered by [NVIT], the unit holders of any separate account for which that Fund serves as a funding medium) all information about the new Subadviser that would be included in a proxy statement. Such information will include any change in such disclosure caused by the addition of a new Subadviser. The Adviser will meet this condition by providing shareholders (or, in the case of a Fund offered by [NVIT], the unit holders of any separate account for which the Fund serves as a funding medium) with an information statement which meets the requirements of Regulation 14C and Schedule 14C under the Securities Exchange Act of 1934 (the '1934 Act'). The information statement will also meet the requirements of Item 22 of Schedule 14A under the 1934 Act."

[3] References to shareholders, in the case of Funds that are portfolios of NVIT or any other Fund that serves as a funding vehicle for separate accounts, refer to unit holders of the separate account(s) for which the Fund serves as a funding vehicle.

[4] See *Internet Availability of Proxy Materials*, Investment Company Act Rel. No. 27671 (Jan. 22, 2007) (the "Internet Availability Release"); *Shareholder Choice Regarding Proxy Materials*, Investment Company Act Rel. No. 27911 (Jul. 26, 2007); and *Amendments to Rules Requiring Internet Availability of Proxy Materials*, Investment Company Act Rel. No. 29131 (Feb. 22, 2010).

(or the taking of corporate actions by written authorization or consent) to shareholders by satisfying the requirements of Rule 14a-16 under the 1934 Act. Under those circumstances, Rule 14a-16 requires an investment company to (a) provide its shareholders with a notice of internet availability ("Notice") of the information statement and (b) post the information statement on an internet website so that shareholders may access it (together, the "notice and access model").[5]

The notice and access model provides investment companies with two options for delivering information statements to their shareholders: (1) the "notice only option" and (2) the "full set delivery option." The notice only option requires investment companies to send the Notice to their shareholders at least 40 calendar days before the date of the shareholder meeting or corporate action. An investment company using the full set delivery option must deliver to its shareholders either (a) a Notice and an information statement or (b) an information statement into which the required content of the Notice is incorporated.[6] When using the full set delivery option, an investment company is required to deliver an information statement to its shareholders at least 20 calendar days before the shareholder meeting or corporate action.[7] The notice only option and the full set delivery option both require that the information statement be posted on the website specified in the Notice, publicly accessible and free of charge, no later than the time the Notice is first sent to shareholders, and that the information statement remain available on that website through the conclusion of the shareholder meeting to which it relates.[8]

Rule 14a-16(j) sets forth requirements for funds using the notice only option to send paper or electronic copies of the information statement in response to a request. The requirements differ based on whether the request is received before or after the shareholder meeting or corporate action to which the materials relate. If the request is received prior to the conclusion of the meeting, the materials must be sent within three business days after receipt of the request, by first class mail or other reasonably prompt means (for paper copies) or email (for electronic copies). If the request is received after the conclusion of the meeting, the information statement must be sent for a year, but need not be sent within three business days or by first class mail.

We believe that NFA and the Funds are permitted to satisfy the Information Statement Condition by using the notice and access model. However, use of the notice and access model to satisfy the Information Statement Condition raises significant

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5 In connection with the adoption of Rule 14a-16, paragraph (d) was added to Rule 14c-2, relating to the use of the notice and access model for the delivery of information statements.

6 Rule 14a-16(n)(2)(ii).

7 Rule 14c-2(b).

8 Rule 14a-16(b)(1).

procedural issues. First, the notice and access model requires delivery of the Notice (or Notice and information statement under the full set delivery option) to shareholders before the shareholder meeting described therein. Second, the notice only option and the full set delivery option both require that the information statement remain available on the website through the conclusion of the shareholder meeting to which the information statement relates. Because the Exemptive Order relieves the Funds from holding a shareholder meeting to approve hiring a new subadviser, there is no shareholder meeting that establishes the date by which materials must be sent to shareholders under the notice and access model and the time period during which such materials must remain on a Fund's website.

The Commission adopted the notice and access model to allow investment companies to take greater advantage of communications technology to ultimately lower the costs of proxy solicitations and improve shareholder communications.[9] As with proxies, use of the notice and access model to provide information statements would allow NFA and the Funds to communicate with shareholders more effectively and, when using the notice only option, would reduce the costs of printing and mailing information statements. For these reasons, we believe that NFA and the Funds should be permitted to provide information statements in the manner set forth below solely for purposes of satisfying the requirements of the Information Statement Condition (the "modified notice and access procedure"). We believe that the modified notice and access procedure is consistent with the purposes of the notice and access model and with the conditional relief granted in the Exemptive Order.

III. The Modified Notice and Access Procedure

A. The Multi-manager Notice

Under the modified notice and access procedure, NFA would provide a notice ("Multi-manager Notice"), which would be modeled on the Notice.[10] The Multi-manager Notice would, among other things: (a) summarize the relevant information regarding the new subadviser; (b) inform Fund shareholders that the full information statement is available on the Fund's website; (c) provide the website address; (d) state the time period during which the full information statement will remain available on that website; (e) provide instructions for accessing and printing the full information statement; and (f) instruct the shareholder that a paper or email copy of the full information statement may be obtained, without charge, by contacting the Fund.

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[9] See Internet Availability Release, at section I.

[10] Alternatively, NFA could provide a Multi-manager Notice and information statement.

B. Time Period for Delivery

Under the modified notice and access procedure, NFA would provide the Multi-manager Notice (or Multi-manager Notice and information statement) no later than 90 days after the hiring of a new subadviser for a Fund. The Fund also would make each information statement required to be delivered to its shareholders under the Information Statement Condition available on its website no later than the date that the Multi-manager Notice (or Multi-manager Notice and information statement) is first sent to shareholders.

If only a Multi-manager Notice is sent pursuant to the procedures described above, NFA or the Fund would send the materials in response to a request for a paper or electronic copy of the information statement received within one year following the date that the Multi-manager Notice is first sent to shareholders. For requests received within 90 days following the date that the Multi-manager Notice is first sent to shareholders, the materials would be sent within three business days after receipt of the request, by first class mail or other reasonably prompt means (for paper copies) or email (for electronic copies).

C. Maintenance of an Information Statement on the Funds' Website

The notice and access model requires that the information statement remain available on the investment company's website through the conclusion of the shareholder meeting to which the materials relate. The required advance notice period and the requirement that information statements be maintained on the Funds' website until the conclusion of the shareholder meeting are designed to ensure that a shareholder has adequate notice and time to access the materials.[11]

However, the information statements provided by the Funds pursuant to the Information Statement Condition are provided after the event to which they relate. Under the modified notice and access procedure, the Funds will make the information statements available on their website no later than the date the Multi-manager Notice (or Multi-manager Notice and information statement) is first provided to shareholders, and will maintain the information statement on the Funds' website for a minimum of 90 days from that date. We believe that this approach would provide an adequate period of time for a shareholder to access and/or print the information statement if the shareholder chooses, and decide whether to remain invested in the Fund given the change in subadviser. Finally, we note that definitive copies of the Funds' information statements are filed electronically with the Commission via the EDGAR system, so they would continue to be available after being removed from the Funds' website.

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[11] See Internet Availability Release, at section II.A.1.

IV. Conclusion

For the foregoing reasons, we respectfully request that the staff provide assurance that it would not recommend enforcement action against NFA or the Funds under Section 15(a) of the 1940 Act or Rule 18f-2 thereunder if NFA and the Funds meet NFA's obligation under the Information Statement Condition of the Exemptive Order using the modified notice and access procedure described above.

If the staff requires any further information in connection with this request, or believes it would be helpful to discuss any of these points, please call me at (202) 419-8407 or Fabio Battaglia at (215) 564-8077.

Sincerely,



Stradley Ronon Stevens & Young, LLP
Lawrence P. Stadulis